FREE WRITING PROSPECTUS	Filed pursuant to Rule 433
Dated April 24, 2008	Registration No. 333-150221

Pricing Term Sheet

Itaú USA Securities, Inc.

J.P. Morgan Securities Inc.

Gerdau S.A.

Preferred Shares (Including Preferred Shares in the form of American Depositary Shares)

Issuer:	Gerdau S.A.

Symbols:	GGB (NYSE)/GGBR4 (BOVESPA)

ADSs/Preferred Shares offered:	10,685,500 ADSs and 16,628,261 Preferred Shares (excluding option to purchase up to 4,097,064 additional Preferred Shares, which may be in the form of ADSs)

Price to public:	US$36.00 per ADS and R$60.30 per Preferred Share

Net proceeds:	US$973,675,281.36 (excluding option to purchase up to 4,097,064 additional Preferred Shares, which may be in the form of ADSs)

Closing date:	April 30, 2008

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus relating to the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-430-0686.

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